UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)

Forest City Enterprises, Inc.

(Name of Issuer)

Class B Common Stock, $.33 1/3 par value per share

(Title of Class of Securities)

345550107

(CUSIP Number)

Geralyn M. Presti

Executive Vice President and General Counsel

Forest City Enterprises, Inc.

Terminal Tower, Suite 1100

50 Public Square

Cleveland, OH 44113

(216) 621-6060

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 23, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 345550107	13D	Page 2 of 40 Pages

(1)	Names of reporting persons RMS, Ltd.
(2)	Check the appropriate box if a member of a group (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds 00
(5)	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Ohio
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 12,907,093
	(8)	Shared voting power 4,713,500 (See Note 2)
	(9)	Sole dispositive power 12,907,093
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 17,620,593 (See Note 3)
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 91.6%
(14)	Type of reporting person PN

CUSIP No. 345550107	13D	Page 3 of 40 Pages

(1)	Names of reporting persons Powell Partners, Limited
(2)	Check the appropriate box if a member of a group (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds 00
(5)	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Ohio
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 13,500
	(8)	Shared voting power 17,607,093 (See Note 4)
	(9)	Sole dispositive power 13,500
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 17,620,593 (See Note 3)
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 91.6%
(14)	Type of reporting person PN

CUSIP No. 345550107	13D	Page 4 of 40 Pages

(1)	Names of reporting persons Abraham Miller
(2)	Check the appropriate box if a member of a group (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds 00
(5)	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 17,620,593 (See Note 1)
	(9)	Sole dispositive power 111,178 (See Note 5)
	(10)	Shared dispositive power 12,926,647 (See Note 6)
(11)	Aggregate amount beneficially owned by each reporting person 17,620,593 (See Note 3)
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 91.6%
(14)	Type of reporting person PN

CUSIP No. 345550107	13D	Page 5 of 40 Pages

(1)	Names of reporting persons Brian Ratner
(2)	Check the appropriate box if a member of a group (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds 00
(5)	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 17,920,593 (See Note 1)
	(9)	Sole dispositive power 35,238 (See Note 7)
	(10)	Shared dispositive power 13,280,027 (See Note 8)
(11)	Aggregate amount beneficially owned by each reporting person 17,620,593 (See Note 3)
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 91.6%
(14)	Type of reporting person PN

CUSIP No. 345550107	13D	Page 6 of 40 Pages

(1)	Names of reporting persons Charles A. Ratner
(2)	Check the appropriate box if a member of a group (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds 00
(5)	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 17,620,593 (See Note 1)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 13,650,485 (See Note 9)
(11)	Aggregate amount beneficially owned by each reporting person 17,620,593 (See Note 3)
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 91.6%
(14)	Type of reporting person PN

CUSIP No. 345550107	13D	Page 7 of 40 Pages

(1)	Names of reporting persons Deborah Ratner Salzberg
(2)	Check the appropriate box if a member of a group (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds 00
(5)	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 17,620,593(See Note 1)
	(9)	Sole dispositive power 378,800(See Note 10)
	(10)	Shared dispositive power 13,235,769 (See Note 10)
(11)	Aggregate amount beneficially owned by each reporting person 17,620,593 (See Note 3)
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 91.6%
(14)	Type of reporting person PN

CUSIP No. 345550107	13D	Page 8 of 40 Pages

(1)	Names of reporting persons Joan K. Shafran
(2)	Check the appropriate box if a member of a group (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds 00
(5)	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 17,620,593(See Note 1)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 13,132,250 (See Note 11)
(11)	Aggregate amount beneficially owned by each reporting person 17,620,593 (See Note 3)
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 91.6%
(14)	Type of reporting person PN

CUSIP No. 345550107	13D	Page 9 of 40 Pages

(1)	Names of reporting persons Ronald A. Ratner
(2)	Check the appropriate box if a member of a group (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds 00
(5)	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 17,920,593(See Note 1)
	(9)	Sole dispositive power 150,000 (See Note 12)
	(10)	Shared dispositive power 14,069,107 (See Note 12)
(11)	Aggregate amount beneficially owned by each reporting person 17,620,593 (See Note 3)
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 91.6%
(14)	Type of reporting person PN

CUSIP No. 345550107	13D	Page 10 of 40 Pages

(1)	Names of reporting persons Sam Miller, Trustee
(2)	Check the appropriate box if a member of a group (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds 00
(5)	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 17,620,593(See Note 1)
	(9)	Sole dispositive power 278,718 (See Note 13)
	(10)	Shared dispositive power 12,907,093 (See Note 14)
(11)	Aggregate amount beneficially owned by each reporting person 17,620,593 (See Note 3)
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 91.6%
(14)	Type of reporting person PN

CUSIP No. 345550107	13D	Page 11 of 40 Pages

(1)	Names of reporting persons Albert Ratner, Trustee
(2)	Check the appropriate box if a member of a group (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds 00
(5)	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 379,983(See Note 15)
	(10)	Shared dispositive power 656,381 (See Note 15)
(11)	Aggregate amount beneficially owned by each reporting person 17,620,593 (See Note 3)
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 91.6%
(14)	Type of reporting person OO

CUSIP No. 345550107	13D	Page 12 of 40 Pages

(1)	Names of reporting persons David J. Ratner, Trustee of the David J. Ratner Trust Agreement dated May 4, 2008
(2)	Check the appropriate box if a member of a group (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds 00
(5)	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 26,580 (See Note 16)
(11)	Aggregate amount beneficially owned by each reporting person 17,620,593 (See Note 3)
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 91.6%
(14)	Type of reporting person OO

CUSIP No. 345550107	13D	Page 13 of 40 Pages

(1)	Names of reporting persons James Ratner, Trustee
(2)	Check the appropriate box if a member of a group (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds 00
(5)	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 1,886,698 (See Note 17)
(11)	Aggregate amount beneficially owned by each reporting person 17,620,593 (See Note 3)
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 91.6%
(14)	Type of reporting person OO

CUSIP No. 345550107	13D	Page 14 of 40 Pages

(1)	Names of reporting persons Emily Ratner, Trustee
(2)	Check the appropriate box if a member of a group (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds 00
(5)	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 110,712 (See Note 18)
(11)	Aggregate amount beneficially owned by each reporting person 17,620,593 (See Note 3)
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 91.6%
(14)	Type of reporting person OO

CUSIP No. 345550107	13D	Page 15 of 40 Pages

(1)	Names of reporting persons Tawny Ratner, Trustee
(2)	Check the appropriate box if a member of a group (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds 00
(5)	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 110,712 (See Note 19)
(11)	Aggregate amount beneficially owned by each reporting person 17,620,593 (See Note 3)
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 91.6%
(14)	Type of reporting person OO

CUSIP No. 345550107	13D	Page 16 of 40 Pages

(1)	Names of reporting persons Anna Salzberg, Trustee of the Anna Salzberg Trust Agreement dated September 30, 2009
(2)	Check the appropriate box if a member of a group (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds 00
(5)	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 5,040 (See Note 20)
(11)	Aggregate amount beneficially owned by each reporting person 17,620,593 (See Note 3)
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 91.6%
(14)	Type of reporting person OO

CUSIP No. 345550107	13D	Page 17 of 40 Pages

(1)	Names of reporting persons Kevin Ratner, Trustee of the Kevin Ratner 1986 Trust Agreement dated December 18, 1986, as amended and restated
(2)	Check the appropriate box if a member of a group (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds 00
(5)	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 183,277 (See Note 21)
(11)	Aggregate amount beneficially owned by each reporting person 17,620,593 (See Note 3)
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 91.6%
(14)	Type of reporting person OO

CUSIP No. 345550107	13D	Page 18 of 40 Pages

(1)	Names of reporting persons Rachel Ratner, Trustee of the Rachel Ratner 1988 Trust Agreement dated November 26, 1988
(2)	Check the appropriate box if a member of a group (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds 00
(5)	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 183,277 (See Note 22)
(11)	Aggregate amount beneficially owned by each reporting person 17,620,593 (See Note 3)
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 91.6%
(14)	Type of reporting person OO

CUSIP No. 345550107	13D	Page 19 of 40 Pages

(1)	Names of reporting persons Mark Ratner, Trustee of the James Ratner Trust Agreement dated December 5, 1983 FBO Austin Ratner
(2)	Check the appropriate box if a member of a group (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds 00
(5)	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 16,721 (See Note 24)
(11)	Aggregate amount beneficially owned by each reporting person 17,620,593 (See Note 3)
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 91.6%
(14)	Type of reporting person OO

CUSIP No. 345550107	13D	Page 20 of 40 Pages

(1)	Names of reporting persons Daniel G. Ratner, Co-Trustee of the Daniel G. Ratner Revocable Trust Agreement dated July 29, 1993, as amended and restated
(2)	Check the appropriate box if a member of a group (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds 00
(5)	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 38,451 (See Note 25)
(11)	Aggregate amount beneficially owned by each reporting person 17,620,593 (See Note 3)
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 91.6%
(14)	Type of reporting person OO

CUSIP No. 345550107	13D	Page 21 of 40 Pages

(1)	Names of reporting persons Bruce Geier, Trustee of the Abraham Miller 2009 Irrevocable Trust Agreement dated December 28, 2009
(2)	Check the appropriate box if a member of a group (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds 00
(5)	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 23,614 (See Note 26)
(11)	Aggregate amount beneficially owned by each reporting person 17,620,593 (See Note 3)
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 91.6%
(14)	Type of reporting person OO

CUSIP No. 345550107	13D	Page 22 of 40 Pages

(1)	Names of reporting persons Jacob Andrew Miller, Trustee of the Jacob Andrew Miller Trust Agreement dated March 12, 2010
(2)	Check the appropriate box if a member of a group (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds 00
(5)	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 16,701 (See Note 27)
(11)	Aggregate amount beneficially owned by each reporting person 17,620,593 (See Note 3)
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 91.6%
(14)	Type of reporting person OO

CUSIP No. 345550107	13D	Page 23 of 40 Pages

(1)	Names of reporting persons Max Miller
(2)	Check the appropriate box if a member of a group (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds 00
(5)	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 16,701 (See Note 28)
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 17,620,593 (See Note 3)
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 91.6%
(14)	Type of reporting person IN

CUSIP No. 345550107	13D	Page 24 of 40 Pages

(1)	Names of reporting persons Richard Miller, Trustee
(2)	Check the appropriate box if a member of a group (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds 00
(5)	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 16,803 (See note 29)
	(10)	Shared dispositive power 49,199 (See Note 30)
(11)	Aggregate amount beneficially owned by each reporting person 17,620,593 (See Note 3)
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 91.6%
(14)	Type of reporting person OO

CUSIP No. 345550107	13D	Page 25 of 40 Pages

(1)	Names of reporting persons Gabrielle Miller, Trustee
(2)	Check the appropriate box if a member of a group (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds 00
(5)	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 7,693 (See Note 31)
	(10)	Shared dispositive power 5 (See Note 32)
(11)	Aggregate amount beneficially owned by each reporting person 17,620,593 (See Note 3)
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 91.6%
(14)	Type of reporting person OO

CUSIP No. 345550107	13D	Page 26 of 40 Pages

(1)	Names of reporting persons Aaron Miller, Trustee of the Ruth Miller 1989 Grandchildren’s Trust Agreement dated December 1, 1989 FBO Elena Miller
(2)	Check the appropriate box if a member of a group (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds 00
(5)	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 5 (See Note 33)
(11)	Aggregate amount beneficially owned by each reporting person 17,620,593 (See Note 3)
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 91.6%
(14)	Type of reporting person OO

CUSIP No. 345550107	13D	Page 27 of 40 Pages

(1)	Names of reporting persons The Berimore Company, P.L.L.
(2)	Check the appropriate box if a member of a group (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds 00
(5)	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Ohio
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 225,157 (See Note 34)
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 17,620,593 (See Note 3)
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 91.6%
(14)	Type of reporting person PN

CUSIP No. 345550107	13D	Page 28 of 40 Pages

Notes to Cover Page of Schedule 13D

Note 1. The reporting person shares total voting power of 17,620,593 shares of Forest City Enterprises, Inc. Class B Common Stock (the “Shares”) which is distributed as follows: 12,907,093 RMS, Ltd. partnership units (“Units”), an Ohio limited partnership, which are exchangeable on a one-to-one basis for the underlying Shares; 4,700,000 Shares attributable to the Shareholders (the “Shareholder(s)”) party to the Ratner, Miller and Shafran Shareholder’s Agreement dated December 20, 2013 (the “Shareholder’s Agreement”) and 13,5000 Shares held by Powell Partners, P.L.L. (“Powell”).

Note 2. RMS, Ltd. shares voting power with the Shareholders of the 4,700,000 Shares held by the Shareholders under the Shareholder’s Agreement and the 13,500 Shares held by Powell.

Note 3. The reporting person disclaims beneficial ownership of all Shares listed with the exception of the Shares listed on Item No. 9.

Note 4. Powell shares voting power with RMS, Ltd. and the Shareholder’s of the 12,907,093 Shares held by RMS and the 4,700,000 Shares held by the Shareholder’s under the Shareholder’s Agreement.

Note 5. Abraham Miller (“Abraham”) as sole trustee has sole dispositive power with respect to the 55,589 Shares of the Shareholder Ruth Miller 1989 Grandchildren’s Trust Agreement dated December 5, 1989 FBO Jacob Miller and also with respect to the 55,589 Shares of the Shareholder Ruth Miller 1989 Grandchildren’s Trust Agreement dated December 5, 1989 FBO Max Miller.

Note 6. Abraham as a General Partner (“GP”) of RMS shares dispositive power over the Units in RMS that relate to the underlying 12,907,093 B Shares and as a co-trustee of the following Shareholder’s trusts: Jacob Miller Trust Agreement (16,701 Shares), Ruth Miller 1989 Grandchildren’s Trust Agreement dated December 1, 1989 FBO Elena Miller (2,848 Shares), the Ruth Miller 1995 Irrevocable Trust Agreement dated December 28, 1995 FBO Elena Miller (5 Shares).

Note 7. Brian Ratner (“Brian”) as sole trustee has sole dispositive power with respect to the 35,238 Shares of the Shareholder Albert B. Ratner 1986 Grandchildren’s Trust Agreement dated December 29, 1986 FBO David Ratner.

Note 8. Brian as a GP of RMS, Ltd. shares dispositive power over the Units in RMS that relate to the underlying 12,907,093 B Shares and as a co-trustee of the following Shareholder’s trusts: Brian J. Ratner Trust Agreement dated August 18, 1986, Revocation and Re-Creation of Trust and Restatement dated February 3, 2005, as amended and restated (1,000 Shares) , David J. Ratner Trust Agreement dated May 4, 2008 (26,580 Shares), Albert B. Ratner 1989 Grandchildren’s Trust Agreement dated June 12, 1989 FBO David Ratner (183,984 Shares), the Max Ratner Family 1999 Irrevocable Trust Agreement dated December 28, 1999 FBO Adam Ratner (73,080 Shares).

Note 9. Charles A. Ratner (“Charles”) as a GP of RMS, Ltd. shares dispositive power over the Units in RMS, Ltd. that relate to the underlying 12,907,093 B Shares and as a co-trustee of the following Shareholder’s trusts: the Max Ratner 1986 Family Trust Agreement dated December 18, 1986 FBO Adam Ratner (5,992 Shares), the James Ratner Trust Agreement dated December 5, 1983 FBO Austin Ratner (16,721 Shares), the Daniel G. Ratner Revocable Trust Agreement dated July 29, 1993, as amended and restated (38,451 Shares), the Daniel E. Ratner 1994 Trust Agreement dated March 26, 1994 (137,974 Shares), the Mark Ratner Trust Agreement dated December 5, 1983 FBO Daniel E. Ratner (55,350 Shares), the Stacy Ratner 1994 Trust Agreement dated March 26, 1994, as amended and restated (324,452 Shares), the Max Ratner 1988 Grandchildren’s Trust Agreement dated December 21, 1988 FBO Matthew Ratner (164,452 Shares).

Note 10. Deborah Ratner Salzberg holds sole dispositive power over he Deborah Ratner Salzberg Revocable Trust Agreement dated February 9, 1987, as amended and restated (378,800 Shares) and as a GP of RMS, Ltd. shares dispositive power over the Units in RMS, Ltd. that relate to the underlying 12,907,093 B Shares and as a co-trustee of the following Shareholder’s trusts: Trust Agreement of Anna Salzberg dated September 30, 2009 (5,040 Shares), the Albert B. Ratner 1989 Grandchildren’s Trust Agreement dated June 12, 1989 FBO Anna Salzberg (83,834 Shares), the Albert B. Ratner 1989 Grandchildren’s Trust Agreement dated June 12, 1989 FBO Eric Salzberg (83,514 Shares), the Max Ratner Family 1999 Irrevocable Trust Agreement dated December 28, 1999 FBO Adam Ratner (73,080 Shares), the Abraham Miller 2012 Family Trust Agreement dated December 21, 2012 FBO Jacob Miller (29,797 Shares), the Abraham Miller 2012 Family Trust Agreement dated December 21, 2012 FBO Max Miller (29,797 Shares) and the Abraham Miller 2009 Irrevocable Trust Agreement dated December 28, 2009 (23,614 Shares).

Note 11. Joan K. Shafran (“Joan”) as a GP of RMS, Ltd. shares dispositive power over the Units in RMS, Ltd. that relate to the underlying 12,907,097 B Shares and as a Co-Managing partner in Berimore Company, P.L.L. which holds 225,157 Shares as a Shareholder.

Note 12. Ronald A. Ratner (“Ron”) holds sole dispositive power over the 150,000 Class B Shares that he received from the Max Ratner 1988 Grandchildren’s Trust Agreement dated December 21, 1988 FBO Matthew Ratner and as a GP of RMS, Ltd. shares dispositive power over the Units in RMS, Ltd. that relate to the underlying 12,907,093 B Shares and as a co-trustee of the following Shareholder’s trusts: the Kevin Ratner 1986 Trust Agreement dated December 18, 1986, as amended and restated (183,277 Shares), the Rachel Ratner 1988 Trust Agreement dated November 26, 1988 (183,277 Shares), the Jonathan Ratner 1992 Trust Agreement dated January 2, 1992 (183,277 Shares), the Mark Ratner Trust Agreement dated December 5, 1983 FBO Daniel E. Ratner (55,350 Shares) and the James Ratner Revocable Trust Agreement dated December 4, 1981 (556,833 Shares).

Note 13. Sam Miller, Trustee as sole trustee has sole dispositive power with respect to the 278,718 Shares of the Shareholder Sam Miller Trust.

Note 14. Sam Miller, Trustee as a GP of RMS, Ltd. shares dispositive power over the Units in RMS, Ltd. that relate to the underlying 12,907,093 B Shares.

Note 15. Albert Ratner, Trustee, shares sole dispositive power over 379,983 Shares held by the Albert Ratner Trust Agreement dated August 17, 1985, as amended and restated and shared dispositive power of the Shareholder’s Shares held by the following Shareholder’s trusts: the Brian J. Ratner Trust Agreement dated August 18, 1986, Revocation and Re-Creation of Trust and Restatement dated February 3, 2005, as amended and restated (1,000 Shares), the Max Ratner 1986 Family Trust Agreement dated December 18, 1986 FBO Daniel E. Ratner (76,477 Shares), the Max Ratner 1988 Grandchildren’s Trust Agreement dated December 21, 1988 FBO Daniel E. Ratner (100,000 Shares), the Max Ratner 1988 Grandchildren’s Trust Agreement dated December 21, 1988 FBO Matthew Ratner (164,452 Shares) and the Max Ratner 1988 Grandchildren’s Trust Agreement dated December 21, 1988 FBO Sarah Ratner (314,452 Shares).

Note 16. David Ratner, as co-trustee of the David J. Ratner Trust Agreement dated May 4, 2008 shares dispositive power over 26,580 Shares.

CUSIP No. 345550107	13D	Page 29 of 40 Pages

Note 17. James Ratner, Trustee shares dispositive power over 1,886,698 Shares, which are held by the following Shareholder’s Trusts: the James Ratner Revocable Trust Agreement dated December 4, 1981 (556,833 Shares), the Albert B. Ratner 1989 Grandchildren’s Trust Agreement dated June 12, 1989 FBO David Ratner (183,984 Shares), the Albert B. Ratner 1989 Grandchildren’s Trust Agreement dated June 12, 1989 FBO Emily Ratner (88,290 Shares), the Albert B. Ratner 1989 Grandchildren’s Trust Agreement dated June 12, 1989 FBO Anna Salzberg (83,834 Shares), the Albert B. Ratner 1989 Grandchildren’s Trust Agreement dated June 12, 1989 FBO Eric Salzberg (83,514 Shares), the Jonathan Ratner 1992 Trust Agreement dated January 2, 1992 (183,277 Shares), the Max Ratner 1986 Family Trust Agreement dated December 18, 1986 FBO Adam Ratner (5,992 Shares), the James Ratner Trust Agreement dated December 5, 1983 FBO Austin Ratner (16,721 Shares), the Daniel E. Ratner 1994 Trust Agreement dated March 26, 1994 (137,974 Shares), the Mark Ratner Trust Agreement dated December 5, 1983 FBO Daniel E. Ratner (55,350 Shares), the Mark Ratner 1986 Family Trust Agreement dated December 18, 1986 FBO Daniel E. Ratner (76,477 Shares) , the Max Ratner 1988 Grandchildren’s Trust Agreement dated December 21, 1988 FBO Daniel E. Ratner (100,000 Shares), the Stacy Ratner 1994 Trust Agreement dated March 26, 1994, as amended and restated (314,452 Shares).

Note 18. Emily Ratner, Trustee holds shared dispositive power over 110,712 Shares held by the Shareholder Emily F. Ratner Revocable Trust Agreement dated August 15, 2007.

Note 19. Tawny Ratner, Trustee holds shared dispositive power over 110,712 Shares held by the Shareholder Emily F. Ratner Revocable Trust Agreement dated August 15, 2007.

Note 20. Anna Salzberg, Trustee holds shared dispositive power over 5,040 Shares held by the Shareholder Trust Agreement of Anna Salzberg dated September 30, 2009.

Note 21. Kevin Ratner, Trustee holds shared dispositive power over 183,277 Shares held by the Shareholder the Kevin Ratner 1986 Trust Agreement dated December 18, 1986, as amended and restated.

Note 22. Rachel Ratner, Trustee holds shared dispositive power over 183,277 Shares held by the Shareholder the Rachel Ratner 1988 Trust Agreement dated November 26, 1988.

Note 23. N/A

Note 24. Mark Ratner, Trustee holds shared dispositive power over 16,721 Shared held by the Shareholder the James Ratner Trust Agreement dated December 5, 1983 FBO Austin Ratner.

Note 25. Daniel G. Ratner, Trustee holds shared dispositive power over 38,451 Shares held by the Shareholder the Daniel G. Ratner Revocable Trust Agreement dated December 28, 2009.

Note 26. Bruce Geier, Trustee holds shared dispositive power over 23,614 Shares held by the Shareholder the Abraham Miller 2009 Irrevocable Trust Agreement dated December 28, 2009.

Note 27. Jacob Andrew Miller, Trustee holds shared dispositive power over 16,701 Shares held by the Shareholder the Jacob Andrew Miller Trust Agreement dated March 12, 2010.

Note 28. Max Miller holds sole dispositive power over 16,701 Shares.

Note 29. Richard Miller, Trustee holds sole dispositive power over the following Shares held by the following Shareholders: Ruth Miller 1989 Grandchildren’s Trust Agreement dated December 1, 1989 FBO Eli Miller (6,433 Shares), Ruth Miller 1989 Grandchildren’s Trust Agreement dated December 1, 1989 FBO Caroline Miller (3,307 Shares), Ruth Miller 1989 Grandchildren’s Trust Agreement dated December 1, 1989 FBO Pesha Miller (6,630 Shares)and the Ruth Miller GST Exempt Trust Agreement dated July 5, 1985 FBO Richard Miller (433 Shares).

Note 30. Richard Miller, Trustee holds shared dispositive power over the following Shares held by the following Shareholders: the Gabrielle Miller Trust Agreement dated November 29, 1985, as amended and restated (46,946 Shares) and the Richard Miller Trust Agreement dated November 29, 1985, as amended and restated (2,253 Shares).

Note 31. Gabrielle Miller, Trustee holds sole dispositive power over the following Shares held by the Shareholder Ruth Miller GST Exempt Trust Agreement dated July 5, 1985 FBO Gabrielle Miller (7,693 Shares).

Note 32. Gabrielle Miller, Trustee holds shared dispositive power over the following Shares held by the Shareholder the Ruth Miller 1995 Irrevocable Trust Agreement dated December 28, 1995 FBO Elena Miller (5 Shares).

Note 33. Aaron Miller, Trustee holds shared dispositive power over the following Shares held by the Shareholder the Ruth Miller 1989 Grandchildren’s Trust Agreement dated December 1, 1989 FBO Elena Miller (5 Shares).

Note 34. The Berimore Company, P.L.L. (“Berimore”) holds sole dispositive power over the 225,157 following Shares held by the partners of Berimore.

This Amendment No. 5 to Schedule 13D is being jointly filed by (i) RMS, Limited Partnership, an Ohio limited partnership (“RMS, Ltd. “), Powell Partners, Limited, an Ohio limited partnership (“Powell”) and (ii) shareholders (“Shareholder(s)”) of the Ratner, Miller and Shafran Shareholders Agreement (“Shareholders Agreement”) (collectively, the “ Reporting Persons “). This Amendment No. 4 to Schedule 13D amends the initial statement on Schedule 13D filed on April 5, 1985 (“ Original Schedule 13D “), the Amendment No. 1 to Schedule 13D filed on November 11, 2006 (“Amendment No. 1”), the Amendment No. 2 to Schedule 13D filed on August 24, 2007 (“Amendment No. 2”), the Amendment No. 3 to Schedule 13D filed on September 14, 2012 (“Amendment No. 3”), the Amendment No. 4 to Schedule 13D filed on December 31, 2013 (“Amendment No. 5” and together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3 and this Amendment No. 4, and this “Amendment No. 5” to the “Schedule 13D”). Collectively, the Reporting Persons beneficially own 17,620,593 shares of Class B Common Stock, par value $.33 1/3 per share (“ Class B Common Stock “), representing 91.6% of the outstanding shares of Class B Common Stock.

CUSIP No. 345550107	13D	Page 30 of 40 Pages

Item 1. Security and Issuer.

This statement relates to the Class B Common Stock of Forest City Enterprises, Inc., an Ohio corporation (the “Issuer”). The shares of Class B Common Stock owned by the Reporting Persons are convertible on a share-for-share basis into shares of Class A Common Stock, $.33 1/3 par value per share (the “ Class A Common Stock “) of the Issuer. The Issuer’s principal executive offices are located at Terminal Tower, Suite 1100, 50 Public Square, Cleveland, Ohio 44113.

Item 2. Identity and Background.

RMS Ltd. is an Ohio limited partnership. RMS Ltd.’s principal business is to hold, manage and administer the Class B Common Stock contributed to it by its partners and any and all other property, rights, privileges, dividends or distributions arising with respect thereto or otherwise acquired by RMS Ltd. The address of RMS Ltd.’s principal business and its principal office is 50 Public Square, Suite 1600, Cleveland, Ohio 44113. Schedule 1 attached hereto and incorporated herein by reference sets forth the name, business address and present principal occupation of each general partner of RMS Ltd. Neither RMS Ltd. nor any of its general partners has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Powell is an Ohio limited partnership. Powell’s’ principal business is to hold, manage and administer the Class B Common Stock contributed to it by its partners and any and all other property, rights, privileges, dividends or distributions arising with respect thereto or otherwise acquired by Powell. The address of Powell’s principal business and its principal office is 2720 Van Aken Blvd., Suite 200, Cleveland, Ohio 44120. Schedule 2 attached hereto and incorporated herein by reference sets forth the name, business address and present principal occupation of each member of Powell. Neither Powell nor any of its members has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or states securities laws or finding any violation with respect to such laws.

The Shareholders party to the Shareholders Agreement dated December 20, 2013 principal business with respect to the Class B Common Stock distributed to each of them by RMS, Ltd is to hold, manage and administer the Class B Common Stock and any and all other property, rights, privileges, dividends or distributions arising with respect thereto. No Shareholder referenced below has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The following individuals and entities are each Shareholders subject to the Ratner, Miller and Shafran Shareholder’s Agreement. Each individual and entity named below for purposes of the Shareholder’s Agreement has a business addresses at 50 Public Square, Suite 1600, Cleveland, Ohio 44113.

1.) Abraham Miller is a GP of RMS, Ltd., President of Barb’s Graffiti, Inc. in Cleveland, Ohio. Abraham is also a trustee to Shareholder’s subject to the Shareholder’s Agreement.

2.) Brian Ratner, President of Forest City Texas, Inc., GP of RMS, Ltd. and trustee to Shareholder’s subject to the Shareholder’s Agreement.

3.) Charles A. Ratner is Chairman of the Board of Forest City Enterprises, Inc., a GP of RMS, Ltd., and trustee to Shareholder’s subject to the Shareholder’s Agreement.

4.) Deborah Ratner Salzberg is President of Forest City Washington, Inc., a GP of RMS, Ltd. and trustee to Shareholder’s subject to the Shareholder’s Agreement.

5.) Joan K. Shafran is Chief Operating Officer of Powell Partners, a GP of RMS, Ltd. and Executive Managing Partner, the Berimore Company, which is also a Shareholder subject to the Shareholder’s Agreement.

6.) Ronald A. Ratner is President and CEO of Forest City Residential Group, Inc., a GP of RMS, Ltd. and trustee to Shareholder’s subject to the Shareholder’s Agreement.

7.) Sam L. Miller is Co-Chairman Emeritus of Forest City Enterprises, Inc., a GP of RMS, Ltd. and trustee to Shareholder’s subject to the Shareholder’s Agreement.

8.) Albert B. Ratner is Co-Chairman Emeritus of Forest City Enterprises, Inc., and trustee to Shareholder’s subject to the Shareholder’s Agreement.

9.).David J. Ratner is a private investor and a trustee to Shareholder’s subject to the Shareholder’s Agreement.

10.) James Ratner is Executive Vice President of Forest City Enterprises, Inc. and Chairman and CEO of Forest City Commercial Group and trustee of Shareholder’s subject to the Shareholder’s Agreement.

11.) Emily Ratner is an attorney and a trustee to Shareholder’s subject to the Shareholder’s Agreement.

12.) Tawny Ratner is a private investor and trustee to Shareholder’s subject to the Shareholder’s Agreement.

13.) Anna Salzberg is a teacher and trustee to Shareholder’s subject to the Shareholder’s Agreement.

14.) Kevin Ratner is President of Forest City Residential West, Inc. and trustee to Shareholder’s subject to the Shareholder’s Agreement.

15.) Rachel Ratner is a private investor and trustee to Shareholder’s subject to the Shareholder’s Agreement.

16.) Austin Ratner is an author and trustee to Shareholder’s subject to the Shareholder’s Agreement.

17.) Mark Ratner is a Professor at Northwestern University and trustee to Shareholder’s subject to the Shareholder’s Agreement.

18.) Dr. Daniel G. Ratner is a therapist and trustee to Shareholder’s subject to the Shareholder’s Agreement.

CUSIP No. 345550107	13D	Page 31 of 40 Pages

19.) Bruce Geier is Chief Operating Officer of RMS Investment Group, LLC and trustee to Shareholder subject to the Shareholder’s Agreement.

20.) Jacob Andrew Miller is a private investor and trustee to Shareholder’s subject to the Shareholder’s Agreement.

21.) Max Miller is a private investor and trustee to Shareholder’s subject to the Shareholder’s Agreement.

22.) Richard Miller is a private investor and trustee to Shareholder’s subject to the Shareholder’s Agreement.

23.) Gabrielle Miller is a private investor and trustee to Shareholder’s subject to the Shareholder’s Agreement.

24.) Aaron Miller is a Middle East Policy Scholar at the Woodrow Wilson Center, Washington, D.C., and trustee to Shareholder’s subject to the Shareholder’s Agreement.

25.) Berimore Company, P.L.L. is a partnership which holds, manages and invests assets on behalf of its partners.

Item 3. Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4. Purpose of Transaction.

On June 6, 2014, the James Ratner Revocable Trust Agreement exchanged 297,732 shares of Class A Common Stock for 297,732 shares of Class B Common Stock held by the Austin Ratner 1992 Trust. On June 6, 2014, the Ronald Ratner Revocable Trust Agreement exchanged 150,000 shares of Class A Common Stock for 150,000 shares of Class B Common Stock held by the Max Ratner 1988 Grandchildren’s Trust Agreement for the benefit of Matt Ratner. On June 13, 2014, The Berimore Company, P.L.L. converted 300,000 shares of Class B Common Stock into Class A Common Stock. On June 23, 2014 the James Ratner Revocable Trust Agreement exchanged 57,903 shares of Class A Common Stock for 57,903 shares of Class B Common Stock held by the Daniel G. Ratner 1993 Trust. On June 23, 2014 the James Ratner Revocable Trust Agreement exchanged 201,198 shares of Class A Common Stock for 201,198 shares of Class B Common Stock held by the Max Ratner 1988 Grandchildren’s Trust Agreement for the benefit of Daniel G. Ratner. The transactions were executed for generational family wealth planning.

Item 5. Interest in Securities of the Issuer.

(a)-(c) Based on the 19,228,050 shares of Class B Common Stock outstanding as of June 23, 2014, RMS Ltd. may be deemed to beneficially own 12,907,093, or 67%, of the Issuer’s outstanding shares of Class B Common Stock. RMS Ltd. has the sole power to vote or direct the vote of 12,907,093 shares of Class B Common Stock that RMS Ltd. may be deemed to beneficially own and as a member of a group with the Shareholders subject to the Ratner, Miller and Shafran Shareholder’s Agreement. RMS, Ltd. has shared voting power along with 4,700,000 Shares of Class B Common Stock held by the Shareholders and subject to the Ratner, Miller and Shafran Shareholder’s Agreement. RMS, Ltd. together with the shares owned by each Shareholder subject to the Ratner, Miller and Shafran Shareholder’s Agreement, RMS, Ltd. retains the power to vote or direct the vote of 91.6% of the Issuer’s outstanding shares of Class B Common Stock. Powell Partners, Limited owns .007% of the issued and outstanding shares of Class B Common stock outstanding as of June 23, 2014.

The certain of the limited partners of RMS, Ltd. who received Class B Common Stock, now known as the Shareholders of the Ratner, Miller and Shafran Shareholders Agreement are restricted from voting and directing the vote; however, the Shares shall be voted and directed in the same manner as the RMS, Ltd. Partnership Agreement. Each Shareholder below subject to the Ratner, Miller and Shafran Shareholder’s Agreement has the sole or shared power to dispose of the number of Shares that it solely owns with no other individual. Some trustee’s or individual’s acting on behalf of the Shareholder’s share dispositive power while acting in concert with another Shareholder trustee or Shareholder individual on behalf of a Shareholder who is also subject to the Shareholder’s Agreement. Each Shareholder may dispose of its Shares subject to a right of first refusal from other of the certain Shareholders subject to the Shareholder’s Agreement. Each shareholder of the Ratner, Miller and Shafran Shareholder’s Agreement is listed below.

Person	Shares Beneficially Owned	Percent of Outstanding Shares (1)
Abraham Miller	17,620,593 (2)	91.6%
Brian Ratner	17,620,593 (3)	91.6%
Charles A. Ratner	17,620,593 (4)	91.6%
Deborah Ratner Salzberg	17,620,593 (5)	91.6%
Joan K. Shafran	17,620,593 (6)	91.6%
Ronald A. Ratner	17,620,593 (7)	91.6%
Sam Miller, Trustee	17,620,593 (8)	91.6%
Albert B. Ratner, Trustee	1,036,364 (9)	5.3%
David J. Ratner, Trustee	26,580 (10)	.1%
James Ratner, Trustee	1,886,698 (11)	9.8%
Emily Ratner, Trustee	110,712(12)	.5%
Tawny Ratner, Trustee	110,712 (13)	.5%
Anna Salzberg, Trustee	5,040(14)	.02%
Kevin Ratner, Trustee	183,277 (15)	.9%
Rachel Ratner, Trustee	183,277 (16)	.9%
Mark Ratner, Trustee	16,721 (18)	.08%
Daniel G. Ratner, Trustee	38,451 (19)	.1%
Bruce Geier, Trustee	23,614 (20)	.1%
Jacob Andrew Miller, Trustee	16,701 (21)	.08%
Max Miller	16,701(22)	.08%
Richard Miller, Trustee	66,002 (23)	.3%
Gabrielle Miller, Trustee	7,698 (24)	.04%
Aaron Miller, Trustee	5(25)	.00002%
The Berimore Company, P.L.L.	225,157(26)	1.1%

CUSIP No. 345550107	13D	Page 32 of 40 Pages

(1)	Based on a total of 19,228,050 shares of Class B Common Stock outstanding as of June 23, 2014.
(2)	Abraham Miller disclaims beneficial ownership of all Shares except those Shares discussed in Note 3, and this report shall not be deemed an admission that Abraham is the beneficial owner of those Shares for purposes of Section 13(d) or 13(g) or for any other purpose. Abraham shares total voting power of 17,620,593 Shares discussed in Note 1. Abraham as sole trustee has sole dispositive power with respect to the 55,589 Shares of the Shareholder Ruth Miller 1989 Grandchildren’s Trust Agreement dated December 5, 1989 FBO Jacob Miller and also with respect to the 55,589 Shares of the Shareholder Ruth Miller 1989 Grandchildren’s Trust Agreement dated December 5, 1989 FBO Max Miller. Abraham shares dispositive power over the Units in RMS, Ltd. discussed in Note 6 that relate to the underlying 12,907,093 Shares and as a co-trustee of the following Shareholder’s trusts: Jacob Miller Trust Agreement (16,701 Shares), Ruth Miller 1989 Grandchildren’s Trust Agreement dated December 1, 1989 FBO Elena Miller (2,848 Shares), the Ruth Miller 1995 Irrevocable Trust Agreement dated December 28, 1995 FBO Elena Miller (5 Shares). As a Shareholder subject to the Shareholder’s Agreement and as a GP of RMS, Ltd. which Units relate to underlying B Shares, Abraham owns 91.6% of the issued and outstanding shares of Class B Common stock outstanding as of June 23, 2014.
(3)	Brian Ratner disclaims beneficial ownership of all Shares except those Shares discussed in Note 3, and this report shall not be deemed an admission that Brian is the beneficial owner of those Shares for purposes of Section 13(d) or 13(g) or for any other purpose. Brian shares total voting power of 17,620,593 Shares in Note 1. Brian has sole dispositive power with respect to the 35,238 Shares of the Shareholder Albert B. Ratner 1986 Grandchildren’s Trust Agreement dated December 29, 1986 FBO David Ratner. Brian as a GP of RMS, Ltd. and shares dispositive power over the Units in RMS that relate to the underlying 12,907,093 Shares and as a co-trustee of the following Shareholder’s trusts: Brian J. Ratner Trust Agreement dated August 18, 1986, Revocation and Re-Creation of Trust and Restatement dated February 3, 2005, as amended and restated (1,000 Shares), David J. Ratner Trust Agreement dated May 4, 2008 (26,580 Shares), Albert B. Ratner 1989 Grandchildren’s Trust Agreement dated June 12, 1989 FBO David Ratner (183,984 Shares), the Max Ratner Family 1999 Irrevocable Trust Agreement dated December 28, 1999 FBO Adam Ratner (73,080 Shares). As a Shareholder subject to the Shareholder’s Agreement and as a GP of RMS, Ltd. which Units relate to underlying B Shares, Brian owns 91.6% of the issued and outstanding shares of Class B Common stock outstanding as of June 23, 2014.
(4)	Charles Ratner disclaims beneficial ownership of all Shares except those Shares discussed in Note 3, and this report shall not be deemed an admission that Charles is the beneficial owner of those Shares for purposes of Section 13(d) or 13(g) or for any other purpose. Charles shares total voting power of 17,620,593 Shares discussed in Note 1. Charles as a GP of RMS, Ltd. shares dispositive power over the Units in RMS, Ltd. that relate to the underlying 12,907,093 Shares and as a co-trustee of the following Shareholder’s trusts: the Max Ratner 1986 Family Trust Agreement dated December 18, 1986 FBO Adam Ratner (5,992 Shares), the James Ratner Trust Agreement dated December 5, 1983 FBO Austin Ratner (16,721 Shares), the Daniel G. Ratner Revocable Trust Agreement dated July 29, 1993, as amended and restated (38,451 Shares), the Daniel E. Ratner 1994 Trust Agreement dated March 26, 1994 (137,974 Shares), the Mark Ratner Trust Agreement dated December 5, 1983 FBO Daniel E. Ratner (55,350 Shares), the Stacy Ratner 1994 Trust Agreement dated March 26, 1994, as amended and restated (324,452 Shares), the Max Ratner 1988 Grandchildren’s Trust Agreement dated December 21, 1988 FBO Matthew Ratner (164,452 Shares). As a Shareholder subject to the Shareholder’s Agreement and as a GP of RMS, Ltd. which Units relate to underlying B Shares, Charles owns 91.6% of the issued and outstanding shares of Class B Common stock outstanding as of June 23, 2014.
(5)	Deborah Ratner Salzberg disclaims beneficial ownership of all Shares except those Shares discussed in Note 3, and this report shall not be deemed an admission that Deborah is the beneficial owner of those Shares for purposes of Section 13(d) or 13(g) or for any other purpose. Deborah shares total voting power of 17,620,593 Shares discussed in Note 1. Deborah holds sole dispositive power over the Deborah Ratner Salzberg Revocable Trust Agreement dated February 9, 1987, as amended and restated (378,800 Shares) and as a GP of RMS, Ltd. shares dispositive power over the Units in RMS, Ltd. that relate to the underlying 12,907,093 Shares and as a co-trustee of the following Shareholder’s trusts: Trust Agreement of Anna Salzberg dated September 30, 2009 (5,040 Shares), the Albert B. Ratner 1989 Grandchildren’s Trust Agreement dated June 12, 1989 FBO Anna Salzberg (83,834 Shares), the Albert B. Ratner 1989 Grandchildren’s Trust Agreement dated June 12, 1989 FBO Eric Salzberg (83,514 Shares), the Max Ratner Family 1999 Irrevocable Trust Agreement dated December 28, 1999 FBO Adam Ratner (73,080 Shares), the Abraham Miller 2012 Family Trust Agreement dated December 21, 2012 FBO Jacob Miller (29,797 Shares) and the Abraham Miller 2012 Family Trust Agreement dated December 21, 2012 FBO Max Miller (29,797 Shares). As a Shareholder subject to the Shareholder’s Agreement and as a GP of RMS, Ltd. which Units relate to underlying B Shares, Deborah owns 91.6% of the issued and outstanding shares of Class B Common stock outstanding as of June 23, 2014.
(6)	Joan Shafran disclaims beneficial ownership of all Shares except those Shares discussed in Note 3, and this report shall not be deemed an admission that Joan is the beneficial owner of those Shares for purposes of Section 13(d) or 13(g) or for any other purpose. Joan shares total voting power of 17,620,593 Shares discussed in Note 1. Joan as a GP of RMS, Ltd. shares dispositive power over the Units in RMS, Ltd. that relate to the underlying 12,907,093 Shares and as a Co-Managing Partner in Berimore Company, P.L.L. which holds 225,157 Shares as a Shareholder. As a Shareholder subject to the Shareholder’s Agreement and as a GP of RMS, Ltd. which Units relate to underlying B Shares, Joan owns 91.6% of the issued and outstanding shares of Class B Common stock outstanding as of June 23, 2014.
(7)	Ronald Ratner disclaims beneficial ownership of all Shares except those Shares in Note 3, and this report shall not be deemed an admission that Ronald is the beneficial owner of those Shares for purposes of Section 13(d) or 13(g) or for any other purpose. Ronald shares total voting power of 17,620,593 Shares discussed in Note 1. Ronald as a GP of RMS, Ltd. shares dispositive power over the Units in RMS, Ltd. that relate to the underlying 12,907,097 Shares and as a co-trustee of the following Shareholder’s trusts: the James Ratner Revocable Trust Agreement dated December 4, 1981 (556,833 Shares), the Kevin Ratner 1986 Trust Agreement dated December 18, 1986, as amended and restated (183,277 Shares), the Rachel Ratner 1988 Trust Agreement dated November 26, 1988 (183,277 Shares), the Jonathan Ratner 1992 Trust Agreement dated January 2, 1992 (183,277 Shares), the Mark Ratner Trust Agreement dated December 5, 1983 FBO Daniel E. Ratner (55,350 Shares). As a Shareholder subject to the Shareholder’s Agreement and as a GP of RMS, Ltd. which Units relate to underlying B Shares, Ronald owns 91.6% of the issued and outstanding shares of Class B Common stock outstanding as of June 23, 2014.
(8)	Sam Miller, Trustee disclaims beneficial ownership of all Shares except those in Note 3, and this report shall not be deemed an admission that Sam is the beneficial owner of those Shares for purposes of Section 13(d) or 13(g) or for any other purpose. Sam holds power over shares total voting power of 17,620,593 Shares discussed in Note 1. Sam Miller, Trustee as sole trustee has sole dispositive power with respect to the 278,718 Shares of the Shareholder Sam Miller Trust. Sam Miller, Trustee as a GP of RMS, Ltd. shares dispositive power over the Units in RMS, Ltd. that relate to the underlying 12,907,093 Shares of the issued and outstanding shares of Class B Common stock outstanding as of June 23, 2014. As a Shareholder subject to the Shareholder’s Agreement and as a GP of RMS, Ltd. which Units relate to underlying B Shares, Sam Miller, Trustee owns 91.6% of the issued and outstanding shares of Class B Common stock outstanding as of June 23, 2014.
(9)

Albert Ratner, Trustee disclaims beneficial ownership of all Shares except those Shares discussed in Note 3, and this report shall not be deemed an admission that Albert is the beneficial owner of those Shares for purposes of Section 13(d) or 13(g) or for any other purpose. Albert holds sole dispositive power as sole trustee Albert Ratner Trust Agreement dated August 17, 1985, as amended and restated (379,983 Shares) and Albert shares dispositive power as co-trustee of the Shareholder’s Shares held by the following Shareholder’s trusts: the Brian J. Ratner Trust Agreement dated August 18, 1986, Revocation and Re-Creation of Trust and Restatement

CUSIP No. 345550107	13D	Page 33 of 40 Pages

dated February 3, 2005, as amended and restated (1,000 Shares), the Max Ratner 1986 Family Trust Agreement dated December 18, 1986 FBO Daniel E. Ratner (76,477 Shares), the Max Ratner 1988 Grandchildren’s Trust Agreement dated December 21, 1988 FBO Daniel E. Ratner (100,000 Shares), the Max Ratner 1988 Grandchildren’s Trust Agreement dated December 21, 1988 FBO Matthew Ratner (164,452 Shares) and the Max Ratner 1988 Grandchildren’s Trust Agreement dated December 21, 1988 FBO Sarah Ratner (314,452 Shares). As a Shareholder subject to the Shareholder’s Agreement, Albert Ratner, Trustee owns 5.5% of the issued and outstanding shares of Class B Common stock outstanding as of June 23, 2014.
(10)	David J. Ratner, Trustee disclaims beneficial ownership of all Shares except those Shares discussed in Note 3, and this report shall not be deemed an admission that David is the beneficial owner of those Shares for purposes of Section 13(d) or 13(g) or for any other purpose. David Ratner, as co-trustee of the David J. Ratner Trust Agreement dated May 4, 2008 shares dispositive power over 26,580 Shares. As a Shareholder subject to the Shareholder’s Agreement, David J. Ratner, Trustee owns .1% of the issued and outstanding shares of Class B Common stock outstanding as of June 23, 2014.
(11)	James Ratner, Trustee disclaims beneficial ownership of all Shares except those Shares discussed in Note 3, and this report shall not be deemed an admission that James is the beneficial owner of those Shares for purposes of Section 13(d) or 13(g) or for any other purpose. James Ratner, as co-trustee of various trusts shares dispositive power over 1,886,698 Shares, which are held by the following Shareholder’s Trusts: the Albert B. Ratner 1989 Grandchildren’s Trust Agreement dated June 12, 1989 FBO David Ratner (183,984 Shares), the Albert B. Ratner 1989 Grandchildren’s Trust Agreement dated June 12, 1989 FBO Emily Ratner (88,290 Shares), the Albert B. Ratner 1989 Grandchildren’s Trust Agreement dated June 12, 1989 FBO Anna Salzberg (83,834 Shares), the Albert B. Ratner 1989 Grandchildren’s Trust Agreement dated June 12, 1989 FBO Eric Salzberg (83,514 Shares), the Jonathan Ratner 1992 Trust Agreement dated January 2, 1992 (183,277 Shares), the Max Ratner 1986 Family Trust Agreement dated December 18, 1986 FBO Adam Ratner (5,992 Shares), the James Ratner Trust Agreement dated December 5, 1983 FBO Austin Ratner (16,721 Shares), the Daniel E. Ratner 1994 Trust Agreement dated March 26, 1994 (137,974 Shares), the Mark Ratner Trust Agreement dated December 5, 1983 FBO Daniel E. Ratner (55,350 Shares), the Mark Ratner 1986 Family Trust Agreement dated December 18, 1986 FBO Daniel E. Ratner (76,477 Shares) , the Max Ratner 1988 Grandchildren’s Trust Agreement dated December 21, 1988 FBO Daniel E. Ratner (100,000 Shares), the Stacy Ratner 1994 Trust Agreement dated March 26, 1994, as amended and restated (314,452 Shares) and the James Ratner Trust Agreement dated December 4, 1981 (556,833 Shares). As a Shareholder subject to the Shareholder’s Agreement, James Ratner, Trustee owns 9.82% of the issued and outstanding shares of Class B Common stock outstanding as of June 23, 2014.
(12)	Emily Ratner, Trustee disclaims beneficial ownership of all Shares except those Shares discussed in Note 3, and this report shall not be deemed an admission that Emily is the beneficial owner of those Shares for purposes of Section 13(d) or 13(g) or for any other purpose. Emily Ratner, Trustee is co-trustee and holds shared dispositive power over 110,712 Shares held by the Shareholder Emily F. Ratner Revocable Trust Agreement dated August 15, 2007 which holds 110,712 Shares. As a Shareholder subject to the Shareholder’s Agreement, Emily Ratner, Trustee owns .5% of the issued and outstanding shares of Class B Common stock outstanding as of June 23, 2014.
(13)	Tawny Ratner, Trustee disclaims beneficial ownership of all Shares except those Shares discussed in Note 3, and this report shall not be deemed an admission that Tawny is the beneficial owner of those Shares for purposes of Section 13(d) or 13(g) or for any other purpose. Tawny Ratner, Trustee is co-trustee and holds shared dispositive power over 110,712 Shares held by the Shareholder Emily F. Ratner Revocable Trust Agreement dated August 15, 2007 which holds 110,712 Shares. As a Shareholder subject to the Shareholder’s Agreement, Tawny Ratner, Trustee owns .5% of the issued and outstanding shares of Class B Common stock outstanding as of June 23, 2014.
(14)	Anna Salzberg, Trustee disclaims beneficial ownership of all Shares except those Shares discussed in Note 3, and this report shall not be deemed an admission that Anna is the beneficial owner of those Shares for purposes of Section 13(d) or 13(g) or for any other purpose. Anna Salzberg, Trustee is co-trustee and holds shared dispositive power over 5,040 Shares held by the Shareholder Trust Agreement of Anna Salzberg dated September 30, 2009. As a Shareholder subject to the Shareholder’s Agreement, Anna Salzberg, Trustee owns .02% of the issued and outstanding shares of Class B Common stock outstanding as of June 23, 2014.
(15)	Kevin Ratner, Trustee disclaims beneficial ownership of all Shares except those Shares discussed in Note 3, and this report shall not be deemed an admission that Kevin is the beneficial owner of those Shares for purposes of Section 13(d) or 13(g) or for any other purpose. Kevin Ratner, Trustee is the co-trustee and holds shared dispositive power over 183,277 Shares held by the Shareholder the Kevin Ratner 1986 Trust Agreement dated December 18, 1986, as amended and restated. As a Shareholder subject to the Shareholder’s Agreement, Kevin Ratner, Trustee owns .9% of the issued and outstanding shares of Class B Common stock outstanding as of June 23, 2014.
(16)	Rachel Ratner, Trustee disclaims beneficial ownership of all Shares except those Shares discussed in Note 3, and this report shall not be deemed an admission that Rachel is the beneficial owner of those Shares for purposes of Section 13(d) or 13(g) or for any other purpose. Rachel Ratner, Trustee is the co-trustee and holds shared dispositive power over 183,277 Shares held by the Shareholder the Rachel Ratner 1988 Trust Agreement dated November 26, 1988. As a Shareholder subject to the Shareholder’s Agreement, Rachel Ratner, Trustee owns .9% of the issued and outstanding shares of Class B Common stock outstanding as of June 23, 2014.
(17)	N/A
(18)	Mark Ratner, Trustee disclaims beneficial ownership of all Shares except those Shares discussed in Note 3, and this report shall not be deemed an admission that Mark is the beneficial owner of those Shares for purposes of Section 13(d) or 13(g) or for any other purpose. Mark Ratner, Trustee is the co-trustee and holds shared dispositive power over 16,721 Shared held by the Shareholder the James Ratner Trust Agreement dated December 5, 1983 FBO Austin Ratner. As a Shareholder subject to the Shareholder’s Agreement, Mark Ratner, Trustee owns .08% of the issued and outstanding shares of Class B Common stock outstanding as June 23, 2014.
(19)	Daniel G. Ratner, Trustee disclaims beneficial ownership of all Shares except those Shares discussed in Note 3, and this report shall not be deemed an admission that Daniel is the beneficial owner of those Shares for purposes of 13(d) or 13(g) or for any other purpose. Daniel G. Ratner, Trustee is the co-trustee and holds shared dispositive power over 38,541 Shares held by the Shareholder the Daniel G. Ratner Revocable Trust Agreement dated July 29, 1993, as amended and restated of the issued and outstanding shares of Class B Common stock. As a Shareholder subject to the Shareholder’s Agreement, Daniel G. Ratner, Trustee owns .1% of the issued and outstanding shares of Class B Common stock outstanding as of June 23, 2014.
(20)	Bruce Geier, Trustee disclaims beneficial ownership of all Shares except those Shares discussed in Note 3, and this report shall not be deemed an admission that Bruce is the beneficial owner of those Shares for purposes of Section 13(d) or 13(g) or for any other purpose. Bruce Geier, Trustee is the trustee and holds shared dispositive power over 23,614 Shares held by the Shareholder the Abraham Miller 2009 Irrevocable Trust Agreement dated December 28, 2009. As a Shareholder subject to the Shareholder’s Agreement, Bruce Geier, Trustee owns .1% of the issued and outstanding shares of Class B Common stock outstanding as of June 23, 2014.

CUSIP No. 345550107	13D	Page 34 of 40 Pages

(21)	Jacob Andrew Miller, Trustee disclaims beneficial ownership of all Shares except those Shares discussed in Note 3, and this report shall not be deemed an admission that Jacob is the beneficial owner of those Shares for purposes of Section 13(d) or 13(g) or for any other purpose. Jacob Andrew Miller, Trustee is the trustee and holds shared dispositive power over 16,701 Shares held by the Shareholder the Jacob Andrew Miller Trust Agreement dated March 12, 2010 of the issued and outstanding shares of Class B Common stock outstanding as of June 23, 2014. As a Shareholder subject to the Shareholder’s Agreement, Jacob Andrew Miller, Trustee owns .08% of the issued and outstanding shares of Class B Common stock outstanding as of June 23, 2014.
(22)	Max Miller disclaims beneficial ownership of all Shares except those Shares in Note 3, and this report shall not be deemed an admission that Max is the beneficial owner of those Shares for purposes of Section 13(d) or 13(g) or for any other purpose. Max Miller holds sole dispositive power over 16,701 Shares. As a Shareholder subject to the Shareholder’s Agreement, Max Miller owns .08% of the issued and outstanding shares of Class B Common stock outstanding as of June 23, 2014.
(23)	Richard Miller, Trustee disclaims beneficial ownership of all Shares except those Shares discussed in Note 3, and this report shall not be deemed an admission that Richard is the beneficial owner of those Shares for purposes of Section 13(d) or 13(g) or for any other purpose. Richard Miller, Trustee holds sole dispositive power over the following Shares held by the following Shareholders: Ruth Miller 1989 Grandchildren’s Trust Agreement dated December 1, 1989 FBO Eli Miller (6,433 Shares), Ruth Miller 1989 Grandchildren’s Trust Agreement dated December 1, 1989 FBO Caroline Miller (3,307 Shares, Ruth Miller 1989 Grandchildren’s Trust Agreement dated December 1, 1989 FBO Pesha Miller (6,630 Shares)and the Ruth Miller GST Exempt Trust Agreement dated July 5, 1985 FBO Richard Miller (433 Shares). Richard Miller, Trustee holds shared dispositive power over the following Shares held by the following Shareholders: the Gabrielle Miller Trust Agreement dated November 29, 1985, as amended and restated (46,946 Shares) and the Richard Miller Trust Agreement dated November 29, 1985, as amended and restated (2,253 Shares). As a Shareholder subject to the Shareholder’s Agreement, Richard Miller, Trustee owns .3% of the issued and outstanding shares of Class B Common stock outstanding as of June 23, 2014.
(24)	Gabrielle Miller, Trustee disclaims beneficial ownership of all Shares except those Shares discussed in Note 3, and this report shall not be deemed an admission that Gabrielle is the beneficial owner of those Shares for purposes of Section 13(d) or 13(g) or for any other purpose. Gabrielle Miller, Trustee holds sole dispositive power over the following Shares held by the Shareholder Ruth Miller GST Exempt Trust Agreement dated July 5, 1985 FBO Gabrielle Miller (7,693 Shares). Gabrielle Miller, as Trustee holds shared dispositive power over the following Shares held by the Shareholder the Ruth Miller 1995 Irrevocable Trust Agreement dated December 28, 1995 FBO Elena Miller (5 Shares). As a Shareholder subject to the Shareholder’s Agreement, Gabrielle Miller, Trustee owns .04% of the issued and outstanding shares of Class B Common stock outstanding as of June 23, 2014.
(25)	Aaron Miller, Trustee disclaims beneficial ownership of all Shares except those Shares discussed in Note 3, and this report shall not be deemed an admission that Aaron is the beneficial owner of those Shares for purposes of Section 13(d) or 13(g) or for any other purpose. Aaron Miller, Trustee holds shared dispositive power over the following Shares held by the Shareholder the Ruth Miller 1989 Grandchildren’s Trust Agreement dated December 1, 1989 FBO Elena Miller (5 Shares). As a Shareholder subject to the Shareholder’s Agreement, Aaron Miller, Trustee owns .00002% of the issued and outstanding shares of Class B Common stock outstanding as of June 23, 2014.
(26)	The Berimore Company, P.L.L. (“Berimore”) disclaims beneficial ownership of all Shares except those Shares discussed in Note 3, and this report shall not be deemed an admission that Berimore is the beneficial owner of those Shares for purposes of Section 13(d) or 13(g) or for any other purpose. Berimore holds sole dispositive power over the 225,157 following Shares held by the partners of Berimore. As a Shareholder subject to the Shareholder’s Agreement, Berimore owns 1.1% of the issued and outstanding shares of Class B Common stock outstanding as of June 23, 2014.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

RMS Ltd. is managed by seven general partners who represent five family branches. Under the partnership agreement of RMS Ltd., the voting power of the general partners representing a family branch is determined by dividing the interest of the family branch they represent by the aggregate interests of all family branches. The voting power of the general partner or general partners representing a family branch may not be divided or apportioned but must be voted together as a whole. If the general partners representing a family branch are unable to agree on how to vote that branch, the voting power of the other general partners is computed without reference to the voting power otherwise available to that family branch. General partners holding 60% of the total voting power (excluding the voting power of a family branch, if any, unable to agree on how to vote on a particular matter) of RMS Ltd. determine how to vote the Class B Common Stock held by RMS Ltd.

In addition, four of the general partners of RMS Ltd. (representing two of the five family branches) are parties to a voting agreement dated December 16, 1999. In that agreement, the parties agreed to exercise their voting power in concert with respect to the voting of the shares of Class B Common Stock held by RMS Ltd. Under this agreement, each family branch that is a party is deemed to hold one-half of the combined voting power so that each family branch has an equal vote.

A partner in RMS Ltd. may transfer all or part of his or her interest in the partnership to a member of his or her family branch. If the partner desires to have all or a portion of his or her interest in the partnership redeemed, desires to transfer al or part of his or her interest to a person other than a permitted transferee, becomes bankrupt or ceases to meet the requirements for permitted transferee status, the interest in the partnership will be deemed to be offered for sale on terms specified in the partnership agreement. The interest will first be offered to a member of such partner’s family branch, then to members of the other family branches.

The Issuer, RMS Ltd., Powell Partners, Joseph M. Shafran and Bruce C. Ratner entered into a Voting Agreement dated as of November 8, 2006. Under this agreement, Bruce C. Ratner was appointed as a “Class B” director of the Issuer on February 1, 2007. RMS Ltd., Powell Partners and Mr. Shafran agreed to vote for the election of Bruce C. Ratner to the Issuer’s Board of Directors at the next regularly scheduled shareholder meeting and at each subsequent meeting of shareholders. The Voting Agreement will terminate in the event (i) of Bruce C. Ratner’s death or a physical or mental incapacity that prevents him from performing all duties required of a director of the Issuer, or (ii) that (A) in the case that Bruce C. Ratner is an employee of the Issuer’s New York strategic business unit, Bruce C. Ratner and his affiliates no longer hold at least 1.5 million Class A Common Units in Forest City Master Associates III, LLC (or stock issued upon exchange of the Class A Common Units) or (B) in the case that Bruce C. Ratner is no longer an employee of the Issuer’s New York strategic business unit, Bruce C. Ratner and his affiliates no longer hold at least 2.5 million Class A Common Units in Forest City Master Associates III, LLC (or stock issued upon exchange of Class A Common Units), or (iii) that Bruce C. Ratner materially breaches either the non-competition covenant contained in his then current employment agreement with the Issuer or any written policy generally applicable to all members of the Issuer’s Board of Directors, subject to notice and an opportunity to contest or cure such breach.

The distributed shares from RMS, Ltd. to certain of its limited partners, who are Shareholders subject to the Ratner, Miller and Shafran Shareholder’s Agreement dated June 23, 2014. The Shareholder’s Agreement contains transfer restrictions that provide a right of first refusal to the other members of the Ratner, Miller and Shafran Families before converting to Class A Common Stock and selling on the open market. In addition, the Shareholder’s Agreement requires the parties thereto to vote the shares of Class B Common Stock subject thereto in the same manner as required pursuant to the Limited Partnership Agreement of RMS, Ltd.

CUSIP No. 345550107	13D	Page 35 of 40 Pages

Item 7. Material to Be Filed as Exhibits.

Exhibit 99.1—Voting Agreement, dated November 8, 2006, by and among Forest City Enterprises, Inc., RMS, Limited Partnership, Powell Partners, Limited, Joseph M. Shafran and Bruce C. Ratner (incorporated by reference to Exhibit 99.1 to the Schedule 13D, dated November 17, 2006, of RMS Ltd., Powell Partners and Mr. Shafran)

Exhibit 99.2—Joint Filing Agreement, dated December 23, 2013, by and among RMS, Limited Partnership, Powell Partners, Limited and the Shareholders of the Ratner, Miller and Shafran Shareholders Agreement.

Exhibit 99.3—The Ratner, Miller and Shafran Shareholders Agreement dated December 20, 2013.

CUSIP No. 345550107	13D	Page 36 of 40 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 23, 2014

RMS, Limited Partnership, an Ohio limited partnership

/s/ Joan K. Shafran
Joan K. Shafran, a general partner

/s/ Abraham Miller
Abraham Miller, a general partner

/s/ Sam Miller
Sam Miller, Trustee, a general partner

/s/ Charles A. Ratner
Charles A. Ratner, a general partner

/s/ Ronald A. Ratner
Ronald A. Ratner, a general partner

/s/ Deborah Ratner Salzberg
Deborah Ratner Salzberg, a general partner

/s/ Brian Ratner
Brian Ratner, a general partner

Powell Partners, Limited, an Ohio limited liability company

/s/ Joseph M. Shafran
Joseph M. Shafran, Trustee, a member

/s/ Joan K. Shafran
Joan K. Shafran, a member

/s/ Paula Shafran Krulak
Paula Shafran Krulak, a member

Shareholder’s

Albert Ratner Trust Agreement dated August 17, 1985, as

amended and restated

Brian J. Ratner Trust Agreement dated August 18, 1986,

Revocation and Re-Creation of Trust and Restatement dated

February 3, 2005, as amended and restated

Max Ratner 1988 Grandchildren’s Trust Agreement dated

December 21, 1988 FBO Daniel E. Ratner

Max Ratner 1988 Grandchildren’s Trust Agreement dated

December 21, 1988 FBO Matthew Ratner

Max Ratner 1988 Grandchildren’s Trust Agreement dated

December 21, 1988 FBO Sarah Ratner

Mark Ratner 1986 Family Trust Agreement dated December 18,

1986 FBO Daniel E. Ratner

Mark Ratner 1989 Irrevocable Trust Agreement dated May 9, 1989

FBO Daniel E. Ratner

Signing as Trustee of the above Trusts:

/s/ Albert Ratner
Albert Ratner, Trustee, a shareholder

CUSIP No. 345550107	13D	Page 37 of 40 Pages

Deborah Ratner Salzberg Revocable Trust Agreement dated

February 9, 1987, as amended and restated

Albert B. Ratner 1989 Grandchildren’s Trust Agreement dated

June 12, 1989 FBO Anna Salzberg

Albert B. Ratner 1989 Grandchildren’s Trust Agreement dated

June 12, 1989 FBO Eric Salzberg

Trust Agreement of Anna Salzberg dated September 30, 2009

Max Ratner Family 1999 Irrevocable Trust Agreement dated

December 28, 1999 FBO Adam Ratner

Abraham Miller 2012 Family Trust Agreement dated December

21, 2012 FBO Max Miller

Abraham Miller 2012 Family Trust Agreement dated December

21, 2012 FBO Jacob Miller

Signing as Trustee of the above Trusts:

/s/ Deborah Ratner Salzberg
Deborah Ratner Salzberg, Trustee, a shareholder

Emily F. Ratner Revocable Trust Agreement dated August 15,

2007

/s/ Emily Ratner
Emily Ratner, Co-Trustee, a shareholder

/s/ Tawny Ratner
Tawny Ratner, Co-Trustee, a shareholder

Trust Agreement of Anna Salzberg dated September 30, 2009

/s/ Anna Salzberg
Anna Salzberg, Trustee, a shareholder

Brian J. Ratner Trust Agreement dated August 18, 1986,

Revocation and Re-Creation of Trust and Restatement dated

February 3, 2005, as amended and restated

Albert B. Ratner 1986 Grandchildren’s Trust Agreement dated

December 29, 1986 FBO David Ratner

Albert B. Ratner 1989 Grandchildren’s Trust Agreement dated

June 12, 1989 FBO David Ratner

Albert B. Ratner 1989 Grandchildren’s Trust Agreement dated

June 12, 1989 FBO Emily Ratner

David J. Ratner Trust Agreement dated May 4, 2008

Max Ratner Family 1999 Irrevocable Trust Agreement dated

December 28, 1999 FBO Adam Ratner

Signing as Trustee of the above Trusts:

/s/ Brian Ratner
Brian Ratner, Trustee, a shareholder

David J. Ratner Trust Agreement dated May 4, 2008

/s/ David J. Ratner
David J. Ratner, Trustee, a shareholder

Max Ratner 1986 Family Trust Agreement dated December 18,

1986 FBO Adam Ratner

CUSIP No. 345550107	13D	Page 38 of 40 Pages

Max Ratner 1988 Grandchildren’s Trust Agreement dated

December 21, 1988 FBO Sarah Ratner

Mark Ratner Trust Agreement dated December 5, 1983 FBO

Daniel E. Ratner

Stacy Ratner 1994 Trust Agreement dated March 26, 1994, as

amended and restated

Daniel E. Ratner 1994 Trust Agreement dated March 26, 1994

James Ratner Trust Agreement dated December 5, 1983 FBO

Austin G. Ratner

Daniel G. Ratner Revocable Trust Agreement dated July 29, 1993,

as amended and restated

Signing as Trustee of the above Trusts:

/s/ Charles A. Ratner
Charles A. Ratner, Trustee, a shareholder

Kevin Ratner 1986 Trust Agreement dated December 18, 1986, as amended and restated

/s/ Kevin Ratner
Kevin Ratner, Trustee, a shareholder

Rachel Ratner 1988 Trust Agreement dated November 26, 1988

/s/ Rachel Ratner
Rachel Ratner, Trustee, a shareholder

Max Ratner 1986 Family Trust Agreement dated December 18,

1986 FBO Adam Ratner

Max Ratner 1986 Family Trust Agreement dated December 18,

1986 FBO Sarah Ratner

Max Ratner 1988 Grandchildren’s Trust Agreement dated

December 21, 1988 FBO Daniel E. Ratner

Stacy Ratner 1994 Trust Agreement dated March 26, 1994, as

amended and restated

Daniel E. Ratner 1994 Trust Agreement dated March 26, 1994

Albert B. Ratner 1989 Grandchildren’s Trust Agreement dated

June 12, 1989 FBO David Ratner

Albert B. Ratner 1989 Grandchildren’s Trust Agreement dated

June 12, 1989 FBO Emily Ratner

Albert B. Ratner 1989 Grandchildren’s Trust Agreement dated

June 12, 1989 FBO Anna Salzberg

Albert B. Ratner 1989 Grandchildren’s Trust Agreement dated

June 12, 1989 FBO Eric Salzberg

James Ratner Revocable Trust Agreement dated December 4,

1981, as amended and restated

Signing as Trustee of the above Trusts:

/s/ James Ratner
James Ratner, Trustee, a shareholder

CUSIP No. 345550107	13D	Page 39 of 40 Pages

Kevin Ratner 1986 Trust Agreement dated December 18, 1986, as amended and restated

Rachel Ratner 1988 Trust Agreement dated November 26, 1988

Jonathan Ratner 1992 Trust Agreement dated January 2, 1992

Mark Ratner Trust Agreement dated December 5, 1983 FBO

Daniel E. Ratner

James Ratner Revocable Trust Agreement dated December 4,

1981, as amended and restated

James Ratner Trust Agreement dated December 5, 1983 FBO

Austin G. Ratner

Ronald Ratner Revocable Trust Agreement dated December 18,

1986, as amended and restated

Signing as Trustee of the above Trusts:

/s/ Ronald A. Ratner
Ronald A. Ratner, Trustee, a shareholder

Daniel G. Ratner Revocable Trust Agreement dated July 29, 1993,

as amended and restated

/s/ Daniel G. Ratner
Daniel G. Ratner, Co-Trustee, a shareholder

/s/ Sam Miller
Sam Miller, Trustee, a shareholder

Trust Agreement of Jacob Andrew Miller dated March 12, 2010

Ruth Miller 1989 Grandchildren’s Trust Agreement dated

December 5, 1989 FBO Jacob Miller

Ruth Miller 1989 Grandchildren’s Trust Agreement dated

December 1, 1989 FBO Max Miller

Ruth Miller 1989 Grandchildren’s Trust Agreement dated

December 1, 1989 FBO Elena Miller

Ruth Miller 1995 Irrevocable Trust Agreement dated December

28, 1995 FBO Elena Miller

Signing as Trustee of the above Trusts:

/s/ Abraham Miller
Abraham Miller, Trustee, a shareholder

Trust Agreement of Jacob Andrew Miller dated March 12, 2010

/s/ Jacob Miller
Jacob Miller, Trustee, a shareholder

/s/ Max Miller
Max Miller, a shareholder

Gabrielle Miller Trust Agreement dated November 29, 1985, as amended and restated

Ruth Miller GST Exempt Trust Agreement dated July 5, 1985

FBO Richard Miller

Ruth Miller 1989 Grandchildren’s Trust Agreement dated

December 1, 1989 FBO Caroline Miller

Ruth Miller 1989 Grandchildren’s Trust Agreement dated

December 1, 1989 FBO Eli Miller

Ruth Miller 1989 Grandchildren’s Trust Agreement dated

December 1, 1989 FBO Pesha Miller

CUSIP No. 345550107	13D	Page 40 of 40 Pages

Signing as Trustee of the above Trusts:

/s/ Richard Miller
Richard Miller, Trustee, a shareholder

Ruth Miller GST Exempt Trust Agreement dated July 5, 1985

FBO Gabrielle Miller

Ruth Miller 1995 Irrevocable Trust Agreement dated December

28, 1995 FBO Elena Miller

Signing as Trustee of the above Trusts:

/s/ Gabrielle Miller
Gabrielle Miller, Trustee, a shareholder

Ruth Miller 1989 Grandchildren’s Trust Agreement dated

December 1, 1989 FBO Elena Miller

/s/ Aaron Miller
Aaron Miller, Trustee, a shareholder

Abraham Miller 2009 Irrevocable Trust Agreement dated

December 28, 2009

/s/ Bruce Geier
Bruce Geier, Trustee, a shareholder

The Berimore Company, P.L.L.

/s/ Joan K. Shafran

Joan K. Shafran, its Executive Managing Partner, a shareholder

SCHEDULE 1

GENERAL PARTNERS OF

RMS, LIMITED PARTNERSHIP

Listed below are the names and principal occupations of each of the general partners of RMS, Limited Partnership. Each partner’s business address is 50 Public Square, Suite 1600, Cleveland, Ohio 44113.

General Partners	Principal Occupation
Samuel L. Miller, Trustee	Co-Chairman Emeritus of Forest City Enterprises, Inc.

Abraham Miller	President of Barb’s Graffiti, Inc.

Brian J. Ratner	President of Forest City Texas, Inc.

Charles A. Ratner	Chairman of the Board of Forest City Enterprises, Inc.

Deborah Ratner-Salzberg	President – Forest City Washington, Inc.

Ronald A. Ratner	President and CEO – Forest City Residential Group, Inc.

Joan K. Shafran	Chief Operating Officer, Powell Partners, Limited and Executive Managing Partner, The Berimore Co.

SCHEDULE 2

MEMBERS OF

POWELL PARTNERS, LIMITED

Listed below are the names and principal occupations of each of the Powell Partners, Limited. Each member’s business address is 2720 Van Aken Blvd., Suite 200, Cleveland, OH 44120.

Members	Principal Occupation
Joseph M. Shafran	President of Paran Management, Ltd.

Joan K. Shafran	Chief Operating Officer, Powell Partners, Limited and Executive Managing Partner, The Berimore Co.

Paula Shafran Krulak	Private Investor

SCHEDULE 3

SHAREHOLDERS

Listed below are the names and principal occupations of each of the Shareholders. Each Shareholder’s business address is 50 Public Square, Suite 1600, Cleveland, OH 44113.

Members	Principal Occupation

Samuel L. Miller, Trustee	Co-Chairman Emeritus of Forest City Enterprises, Inc.

Abraham Miller	President of Barb’s Graffiti, Inc.

Brian J. Ratner	President of Forest City Texas, Inc.

Charles A. Ratner	Chairman of the Board of Forest City Enterprises, Inc.

James Ratner, Trustee	Executive Vice President of Forest City Enterprises, Inc. and Chairman and CEO of Forest City Commercial Group

Deborah Ratner-Salzberg	President of Forest City Washington, Inc.

Ronald A. Ratner	President and CEO of Forest City Residential Group, Inc.

Joan K. Shafran	Chief Operating Officer, Powell Partners, Limited and Executive Managing Partner, The Berimore Co.

Albert B. Ratner, Trustee	Co-Chairman Emeritus of Forest City Enterprises, Inc.

David J. Ratner, Trustee	Private Investor

Emily Ratner, Trustee	Attorney

Tawny Ratner, Trustee	Private Investor

Anna Salzberg, Trustee	Teacher

Kevin Ratner, Trustee	President of Forest City Residential West, Inc.

Rachel Ratner, Trustee	Private Investor

Mark Ratner, Trustee	Professor at Northwestern University

Bruce Geier, Trustee	Executive Vice President, RMS Investment Group, LLC

Jacob Andrew Miller, Trustee	Private Investor

Max Miller	Private Investor

Richard Miller, Trustee	Private Investor

Gabrielle Miller, Trustee	Private Investor

Aaron Miller, Trustee	Middle East Policy Scholar at the Woodrow Wilson Center, Washington, D.C.

Albert Ratner Trust Agreement dated August 17, 1985, as amended and restated	The trust holds, manages and invests assets for its beneficiary.

Brian J. Ratner Trust Agreement dated August 18, 1986, Revocation and Re-Creation of Trust and Restatement dated February 3, 2005, as amended and restated	The trust holds, manages and invests assets for its beneficiary.

Albert B. Ratner 1989 Grandchildren’s Trust Agreement dated June 12, 1989 FBO David Ratner	The trust holds, manages and invests assets for its beneficiary.

Emily F. Ratner Revocable Trust Agreement dated August 15, 2007	The trust holds, manages and invests assets for its beneficiary.

Albert B. Ratner 1986 Grandchildren’s Trust Agreement dated December 29, 1986 FBO David Ratner	The trust holds, manages and invests assets for its beneficiary.

David J. Ratner Trust Agreement dated May 4, 2008	The trust holds, manages and invests assets for its beneficiary.

Albert B. Ratner 1989 Grandchildren’s Trust Agreement dated June 12, 1989 FBO Emily Ratner	The trust holds, manages and invests assets for its beneficiary.

Deborah Ratner Salzberg Revocable Trust Agreement dated February 9, 1987, as amended and restated	The trust holds, manages and invests assets for its beneficiary.

Anna Salzberg Trust Agreement dated September 30, 2009	The trust holds, manages and invests assets for its beneficiary.

Albert B. Ratner 1989 Grandchildren’s Trust Agreement dated June 12, 1989 FBO Anna Salzberg	The trust holds, manages and invests assets for its beneficiary.

Members	Principal Occupation

Albert B. Ratner 1989 Grandchildren’s Trust Agreement dated June 12, 1989 FBO Eric Salzberg	The trust holds, manages and invests assets for its beneficiary.

Kevin Ratner 1986 Trust Agreement dated December 18, 1986, as amended and	The trust holds, manages and invests assets for its beneficiary.

Rachel Ratner 1988 Trust Agreement dated November 26, 1988	The trust holds, manages and invests assets for its beneficiary.

Jonathan Ratner 1992 Trust Agreement dated January 2, 1992	The trust holds, manages and invests assets for its beneficiary.

Max Ratner 1986 Family Trust Agreement dated December 18, 1986 FBO Adam Ratner	The trust holds, manages and invests assets for its beneficiary.

Max Ratner Family 1999 Irrevocable Trust Agreement dated December 28, 1999 FBO Adam Ratner	The trust holds, manages and invests assets for its beneficiary.

Ronald Ratner Revocable Trust Agreement dated December 18, 1986, as amended and restated	The trust holds, manages and invests assets for its beneficiary.

James Ratner Trust Agreement dated December 5, 1983 FBO Austin Ratner	The trust holds, manages and invests assets for its beneficiary.

Max Ratner 1988 Grandchildren’s Trust Agreement dated December 21, 1988 FBO Daniel G. Ratner	The trust holds, manages and invests assets for its beneficiary.

Daniel E. Ratner 1994 Trust Agreement dated March 26, 1994	The trust holds, manages and invests assets for its beneficiary.

Mark Ratner Trust Agreement dated December 5, 1983 FBO Daniel E. Ratner	The trust holds, manages and invests assets for its beneficiary.

Mark Ratner 1986 Family Trust Agreement dated December 18, 1986 FBO Daniel E. Ratner	The trust holds, manages and invests assets for its beneficiary.

Max Ratner 1988 Grandchildren’s Trust Agreement dated December 21, 1988 FBO Daniel E. Ratner	The trust holds, manages and invests assets for its beneficiary.

Stacy Ratner 1994 Trust Agreement dated March 26, 1994, as amended and restated	The trust holds, manages and invests assets for its beneficiary.

Max Ratner 1988 Grandchildren’s Trust Agreement dated December 21, 1988 FBO Matthew Ratner	The trust holds, manages and invests assets for its beneficiary.

Max Ratner 1988 Grandchildren’s Trust Agreement dated December 21, 1988 FBO Sarah Ratner	The trust holds, manages and invests assets for its beneficiary.

The Sam Miller Trust	The trust holds, manages and invests assets for its beneficiary.

Abraham Miller 2009 Irrevocable Trust Agreement dated December 28, 2009	The trust holds, manages and invests assets for its beneficiary.

Jacob Andrew Miller Trust Agreement dated March 12, 2010	The trust holds, manages and invests assets for its beneficiary.

Ruth Miller 1989 Grandchildren’s Trust Agreement dated December 5, 1989 FBO Jacob Miller	The trust holds, manages and invests assets for its beneficiary.

Ruth Miller 1989 Grandchildren’s Trust Agreement dated December 1, 1989 FBO Max Miller	The trust holds, manages and invests assets for its beneficiary.

Abraham Miller 2012 Family Trust Agreement dated December 21, 2012 FBO Max Miller	The trust holds, manages and invests assets for its beneficiary.

Abraham Miller 2012 Family Trust Agreement dated December 21, 2012 FBO Jacob Miller	The trust holds, manages and invests assets for its beneficiary.

Gabrielle Miller Trust Agreement dated November 29, 1985, as amended and restated	The trust holds, manages and invests assets for its beneficiary.

Ruth Miller GST Exempt Trust Agreement dated July 5, 1985 FBO Gabrielle Miller	The trust holds, manages and invests assets for its beneficiary.

Members	Principal Occupation

Ruth Miller 1989 Grandchildren’s Trust Agreement dated December 1, 1989 FBO Elena Miller	The trust holds, manages and invests assets for its beneficiary.

Ruth Miller 1995 Irrevocable Trust Agreement dated December 28, 1995 FBO Elena Miller	The trust holds, manages and invests assets for its beneficiary.

Richard Miller Trust Agreement dated November 29, 1985, as amended and restated	The trust holds, manages and invests assets for its beneficiary.

Ruth Miller GST Exempt Trust Agreement dated July 5, 1985 FBO Richard Miller	The trust holds, manages and invests assets for its beneficiary.

Ruth Miller 1989 Grandchildren’s Trust Agreement dated December 1, 1989 FBO Caroline Miller	The trust holds, manages and invests assets for its beneficiary.

Ruth Miller 1989 Grandchildren’s Trust Agreement dated December 1, 1989 FBO Eli Miller	The trust holds, manages and invests assets for its beneficiary.

The Berimore Company, P.L.L.	The partnership holds, manages and invests assets for its partners.

Ruth Miller 1989 Grandchildren’s Trust Agreement dated December 1, 1989 FBO Pesha Miller	The trust holds, manages and invests assets for its beneficiary.